UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2014
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated July 24, 2014, announcing that the Company has agreed to sell the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce to an unrelated third party. The Company has simultaneously agreed to terminate the corresponding charter parties with a subsidiary of Frontline Ltd. ("Frontline").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 15, 2014	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Sale of three older VLCCs

Press release from Ship Finance International Limited, July 24, 2014

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to sell the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce to an unrelated third party. The Company has simultaneously agreed to terminate the corresponding charter parties with a subsidiary of Frontline Ltd. ("Frontline").

The vessels are expected to be delivered to the new owners in the fourth quarter of 2014 and Ship Finance expects to receive cash proceeds of approximately $77.5 million, including approximately $10.5 million upfront payment from Frontline.

In addition, we will receive approximately $48.3 million in 7.25% amortizing notes from Frontline. The amortization profile and maturity of the notes will match the current charters for the three vessels, with reduced rates until 2015 and full rates from 2016.

Divesting of older vessels is a part of the Company's strategy to renew and diversify the fleet, and the proceeds is expected to be reinvested in other assets. Following this sale, the number of vessels on charter to Frontline will be reduced to 17 vessels, including 12 VLCCs and five Suezmax crude oil carriers.

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Ole B. Hjertaker, Chief Executive Officer: +47 23114011
Magnus T. Valeberg, Senior Vice President: +47 23114012

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and adjusted for the sale of assets, the Company will have a fleet of 70 vessels, including 19 crude oil tankers (VLCC and Suezmax), two chemical tankers, 14 drybulk carriers (including one acquisition), 24 container vessels (including four newbuildings), two car carriers, six offshore supply vessels, two jack-up drilling rigs, two ultra-deepwater semi-submersible drilling rigs and one ultra-deepwater drillship. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.